UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Fairchild Corporation

(Name of Issuer)

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

303698 10 4

(CUSIP Number)

Andrea Goren Phoenix FA Holdings, LLC 110 East 59th Street Suite 1901 New York, New York 10022 (212) 759-1909	David Warburg, Esq. Thelen Reid Brown Raysman & Steiner LLP 875 Third Avenue New York, New York 10022 (212) 603-2214

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303698 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phoenix FA Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,904,580 (Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 6,904,580 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,904,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%(1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2007.

CUSIP No. 303698 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG Phoenix Ventures IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,904,580 (Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 6,904,580 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,904,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%(2)

14.	Type of Reporting Person (See Instructions) OO

(2) Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2007.

CUSIP No. 303698 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,904,580 (Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 6,904,580 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,904,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%(3)

14.	Type of Reporting Person (See Instructions) IN

(3) Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2007.

CUSIP No. 303698 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 6,904,580 (Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 6,904,580 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,904,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%(4)

14.	Type of Reporting Person (See Instructions) IN

(4) Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2007.

CUSIP No. 303698 10 4

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D, originally filed on November 21, 2007 (the “Original Schedule 13D”), by Phoenix FA Holdings, LLC,  (“Phoenix”), SG Phoenix Ventures IV LLC (“SG Phoenix”), Philip S. Sassower and Andrea Goren. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as supplemented by the information contained herein or otherwise expressly indicated below, the information provided in the Original Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Original Schedule 13D is hereby amended by adding thereto the following:

Phoenix will use an aggregate of $11,752,700 to purchase the 4,701,080 shares of the Issuer’s Class A Common Stock acquired pursuant to the tender offer (see Item 4 below). The funds will be provided from Phoenix’s working capital.

Item 4.	Purpose of Transaction

Item 4 to the Original Schedule 13D is hereby amended by adding thereto the following:

The tender offer (the “Offer”) expired at 5:00 p.m., New York time, on Tuesday, December 18, 2007. According to the depositary for the Offer, as of such time a total of 4,701,080 shares of the Issuer’s Class A Common Stock (the “Class A Common Stock”) were tendered pursuant to the Offer and not validly withdrawn. Phoenix has accepted and will promptly pay for all shares of Class A Common Stock tendered at a purchase price of $2.50 per share.

Item 5.	Interest in Securities of the Issuer

Item 5(a) to the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

Phoenix is the owner of record of 6,904,580 shares of Class A Common Stock, which represents approximately 30.5% of the outstanding shares of Class A Common Stock.

SG Phoenix, as the Managing Member of Phoenix, may be deemed to be the beneficial owner of the 6,904,580 shares of Class A Common Stock, which represents approximately 30.5% of the outstanding shares of Class A Common Stock, held of record by Phoenix.

Mr. Sassower, as the co-manager of the Managing Member of Phoenix, may be deemed to be the beneficial owner of the 6,904,580 shares of Class A Common Stock, which represents approximately 30.5% of the outstanding shares of Class A Common Stock, held of record by Phoenix.

Mr. Goren, as the co-manager of the Managing Member of Phoenix, may be deemed to be the beneficial owner of the 6,904,580 shares of Class A Common Stock, which represents approximately 30.5% of the outstanding shares of Class A Common Stock, held of record by Phoenix.

All of the above percentages are based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended June 30, 2007.

Item 5(b) to the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

CUSIP No. 303698 10 4

Phoenix has the shared power to vote and the shared power to dispose of 6,904,580 shares of Class A Common Stock. SG Phoenix, as the Managing Member of Phoenix, has the shared power to vote and the shared power to dispose of 6,904,580 shares of Class A Common Stock. Mr. Sassower, as the co-manager of the Managing Member of Phoenix, has the shared power to vote and the shared power to dispose of 6,904,580 shares of Class A Common Stock. Mr. Goren, as the co-manager of the Managing Member of Phoenix, has the shared power to vote and the shared power to dispose of 6,904,580 shares of Class A Common Stock.

Item 5(c) to the Original Schedule 13D is hereby amended by adding thereto the following:

On December 20, 2007, Phoenix agreed to purchase 25,000 shares of Class A Common Stock from one of its members, at a purchase price of $2.50 per share, and Andrea Goren agreed to transfer 2,000 shares of Class A Common Stock to Phoenix, at a value of $2.50 per share, as a capital contribution to Phoenix. The information set forth in Item 4 above is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit
Number	Description of Exhibit
A	Joint Filing Agreement

CUSIP No. 303698 10 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 20, 2007	PHOENIX FA HOLDINGS, LLC

By: SG Phoenix Ventures IV LLC, its Managing Member

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

Dated: December 20, 2007	SG Phoenix Ventures IV LLC

	By:	/s/ Andrea Goren
Name: Andrea Goren
Title: Member

Dated: December 20, 2007	/s/ Philip S. Sassower
Philip S. Sassower

Dated: December 20, 2007	/s/ Andrea Goren
Andrea Goren